Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

HORIZON DISCOVERY LIMITED,

HORIZON DISCOVERY INC.,

AND

ZALICUS INC.

Dated as of May 14, 2014

i

Section 4 - Closing Conditions		23
4.1	Conditions to the Obligations of Buyer	23
4.2	Conditions to the Obligations of Seller	25

Section 5 - Pre-Closing Covenants		26
The parties hereto covenant and agree as follows:		26
5.1	Conduct of Business of Seller	26
5.2	Employee and Related Matters	27
5.3	Tax Matters	27
5.4	Exclusivity	28
5.5	Efforts to Satisfy Conditions	29

Section 6 - Additional Covenants		29
6.1	Payments With Respect to Purchased Assets	29
6.2	Confidentiality	29
6.3	Press Releases and Public Announcements	29
6.4	Transition Services	30

Section 7 - Termination		30
7.1	Termination	30
7.2	Effect of Termination	30

Section 8 - Definitions		31
8.1	Certain Definitions	31
8.2	Other Capitalized Terms	34

Section 9 - Miscellaneous		36
9.1	Fees and Expenses	36
9.2	Non-Survival	36
9.3	Notices	37
9.4	Entire Agreement	38
9.5	Assignability; Binding Effect	38
9.6	Captions and Gender	38
9.7	Execution in Counterparts	38
9.8	Amendments	38
9.9	Bulk Sales Law	38
9.10	Dispute Resolution; Choice of Law	39
9.11	Consent to Jurisdiction	40
9.12	Remedies; Severability	40

EXHIBITS

Exhibit A	-	Form of General Assignment, Assumption and Bill of Sale
Exhibit B	-	Sublease
Exhibit C	-	Transition Services
Exhibit D	-	Form of Trademark Assignment

ii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into as of May 14, 2014 by and among Zalicus Inc., a Delaware corporation (“Seller”), Horizon Discovery Limited, an English private limited company (“Horizon UK”) and Horizon Discovery Inc., a Delaware corporation (“Horizon US”) (Horizon UK and Horizon US, together, “Buyer”). Buyer and Seller are referred to collectively in this Agreement as the “Parties.” Capitalized terms used herein but not otherwise defined shall have the meaning set forth in Section 8.

W I T N E S S E T H

WHEREAS, the Parties wish to provide for the purchase by Buyer of certain assets from Seller and to provide for certain related transactions on the terms and subject to the conditions and other provisions set forth in this Agreement and the Transaction Documents;

WHEREAS, Seller is in the business, among other things, of discovering and developing novel-target pain therapies and owns and operates the Business;

WHEREAS, subject to the terms and conditions hereof, Seller desires to sell certain of Seller’s assets used in the operation of the Business;

WHEREAS, subject to the terms and conditions hereof, Buyer desires to purchase such assets used in the operation of the Business for the consideration specified herein with the assumption by Buyer of certain Liabilities and obligations of the Business as specified herein; and

WHEREAS, simultaneously with the execution of this Agreement, each of Jeb Ledell, Janine Steiger, Peter Grossman, Jill Grenier, Ricky Rickles and Lydia Kifle, has entered into an employment agreement with Horizon US, to be effective as of the Closing.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the parties hereto agree as follows:

Section 1 - Purchase and Sale of Assets

1.1 Sale of Assets.

(a) On the terms and subject to the provisions of this Agreement, Seller agrees to sell, assign, transfer, convey and deliver to Horizon UK or Horizon US (pursuant to the allocation set forth on a schedule prepared by Buyer and delivered to Seller at least five (5) business days prior to Closing (the “Purchased Asset Schedule”)), and Buyer agrees to purchase, take delivery of and acquire from Seller, at the Closing, all legal and beneficial right, title and interest of Seller in and to all of the assets and properties of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired, used in or relating to the conduct of operating and administering the Business, other than the Excluded Assets (such assets and properties, other than the Excluded Assets, collectively, the “Purchased Assets”), including, without limitation, the following Purchased Assets, in each case, free and clear of any and all mortgages, liens, pledges, security interests, charges, encumbrances, claims, easements, covenants, conditions or restrictions or any other adverse claims or rights of any kind or nature whatsoever (“Claims”):

(i) All office supplies, machinery, equipment, furniture, furnishings, fixtures, tools, instruments, vehicles, Inventory and other tangible personal property (collectively, the “Personal Property”), including, without limitation, those listed on Schedule 1.1(a)(i) hereto;

(ii) Subject to Section 1.4, all the rights in and interests to the Contracts, proposals and other related agreements set forth on Schedule 1.1(a)(ii) hereto (collectively, the “Acquired Contracts”);

(iii) Two (2) integrated dosing modules, liquid handling devices, cell culture apparatus and all other auxiliary equipment utilized in the laboratories of the Business to fulfill the Acquired Contracts (collectively, the “Robotic Screening Platform”);

(iv) Contracted oncology milestones historically-derived from the Business;

(v) Eight hundred and fifteen (815) cell lines prepared and banked for screening on the Robotic Screening Platform (the “Cell Line Collection”);

(vi) All Seller Intellectual Property Assets and associated agreements, including those listed on Schedule 1.1(a)(v);

(vii) All billed and unbilled Accounts Receivable, including without limitation, all trade accounts receivable, notes receivable from customers, vendor credits and accounts receivable from employees and all other obligations from customers with respect to Product sales, whether or not invoiced and whether or not evidenced by a note;

(viii) All claims, deposits, prepayments, prepaid expenses, warranties, guarantees, refunds, credits from manufacturers, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (including rights to insurance proceeds), except for any of the foregoing to the extent they relate to Excluded Assets or Excluded Liabilities;

(ix) All Permits, together with, if any, all rights of renewal and amenities thereto;

(x) All books and records, including ledgers, correspondence, lists, studies and reports and other printed or written materials, including, without limitation, all lists and records pertaining to customers, personnel, agents, suppliers, distributors and pricing, purchase and sale records, quality control records, research and development files, files and data, company manuals and other documents and materials related to the Business, whether written, electronic or otherwise, all telephone and facsimile numbers and internet access (including email) accounts, and all information relating to Taxes with respect to the Business and Purchased Assets; provided, that Seller may retain copies of any records as may be required pursuant to any Legal Requirement;

(xi) All personnel files and records with respect to any employee of the Business who is to become a Continuing Employee of Buyer;

(xii) All advertising and promotional materials owned, used or held for use by or on behalf of Seller in connection with the Business;

(xiii) All agreements between the employees or consultants or other personnel service providers of the Business relating to proprietary rights, confidentiality, noncompetition and assignment of inventions;

(xiv) All insurance, warranty and condemnation net proceeds received after the Closing Date with respect to damage, non-conformance of or loss to the Purchased Assets;

(xv) All right, title and interest of Seller in and to the goodwill incident to the Business; and

(xvi) All other assets of any kind or nature of the Business.

1.2 Excluded Assets. Notwithstanding any provision in Section 1.1, Seller is not selling, and Buyer is not purchasing, any of the following assets owned by Seller, all of which shall be retained by Seller, as applicable (the “Excluded Assets”), and the definition of “Purchased Assets” shall not include:

(a) The rights which accrue or will accrue to Seller under the Transaction Documents;

(b) All Contracts, other than the specifically listed Acquired Contracts (including any such Contracts that are not listed on Schedule 1.1(a)(i)) (the “Excluded Contracts”);

(c) All real property interests whether owned or leased by Seller, including, without limitation, the Office and Laboratory Lease by and among MA-Riverview, 245 First Street, L.L.C. and Seller, dated as of October 18, 2005, as amended and in effect, with respect to the property at 245 First Street, Cambridge, MA 02142 (the “Lease”);

(d) All rights and claims against third parties relating to the Excluded Assets or the Excluded Liabilities;

(e) The corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller and not related to the Business;

(f) Any employment agreement or employment offer letters to which Seller is a party and any Employee Plan or any employment related policies, other than agreements relating to proprietary rights, confidentiality, noncompetition and assignment of inventions, to the extent that such agreements do not include continuing obligations with respect to compensation, equity rights, severance rights or benefits;

(g) All bank accounts of Seller;

(h) All Cash of Seller;

(i) Any right to Tax credits or claims for the refund (or credit against future payment) of any Taxes; and

(j) The assets set forth on Schedule 1.2(j).

1.3 Assumption of Liabilities.

(a) Assumed Liabilities. Subject to Section 1.3(b), upon the sale and purchase of the Purchased Assets, Buyer shall assume and agree to pay or discharge when due or perform in accordance with their respective terms only the following Liabilities of the Business (the “Assumed Liabilities”) and none of the Excluded Liabilities, allocated in accordance with a General Assignment, Assumption and Bill of Sale substantially in the form attached here at Exhibit A (the “Bill of Sale”):

(i) All Liabilities of the Business arising during and related to the period after the Closing associated with the Purchased Assets, including executory Liabilities arising during and related to the period after the Closing under the Acquired Contracts and the Permits (other than Liabilities relating to breaches that occurred, or conditions that existed, on or prior to Closing);

(ii) All Accounts Payables; and

(iii) All Current Liabilities.

(b) Excluded Liabilities. Notwithstanding the provisions of Section 1.3(a) or any other provisions in the Transaction Documents to the contrary, other than the Assumed Liabilities, Buyer shall not assume, be responsible for, be bound by, pay, perform or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever, and Seller shall be responsible for, be bound by, pay, perform or discharge, all obligations or Liabilities of Seller of any kind or nature, known or unknown, accrued absolute, contingent or otherwise, whatsoever related to the Business (the “Excluded Liabilities”), and including, without limiting the generality of the foregoing, all of the following Liabilities:

(i) Liabilities incurred by Seller arising or incurred in connection with the negotiation, investigation and performance of this Agreement and the other Transaction Documents and the transactions provided for herein and therein, including, without limitation, counsel and accountant’s fees, and expenses pertaining to the performance by Seller of its obligations hereunder;

(ii) Any Liabilities, obligations or commitments to the extent relating to or arising out of the Excluded Assets or the operation of the Business prior to Closing;

(iii) Any Liabilities, obligations or commitments relating to or arising out of any Indebtedness of the Business

(iv) Any Liabilities with respect to the Purchased Assets to the extent arising or related to the period on or prior to the Closing;

(v) Defaults of or breaches by Seller under any Acquired Contracts or any Permits (or any obligations related thereto) on or prior to the Closing;

(vi) Liabilities in connection with or relating to all third party actions, suits, claims, Proceedings, demands, assessments and judgments rendered or pending against the Business, including, without limitation, the matters set forth on Schedule 1.3(b)(vi);

(vii) Any Liabilities, obligations or commitments to present or former members or shareholders of Seller;

(viii) Any Liabilities, obligations or commitments to provide continuation coverage for group health plans (whether under COBRA or otherwise) to any Person;

(ix) Any Liabilities, obligations or commitments under the Employee Plans;

(x) any Liability or obligation of Seller, or any member of any consolidated, affiliated, combined or unitary group of which Seller is or has been a member, for Taxes, provided that Transfer Taxes incurred in connection with the transactions contemplated by this Agreement and Apportioned Obligations shall be paid in the manner set forth in Sections 5.3(a) and 5.3(b) hereof;

(xi) All Liabilities, relating to employees, independent contractors, compensation and employee benefits, including, without limitation, Liabilities for accrued salary, commissions and bonus compensation and any associated payroll Tax Liability relating thereto, accrued vacation and sick time, contributions to the Business Employee Plans claims for workers’ compensation and all claims under the Business Employee Plans or any other employee benefit plan, program, policy or arrangement; and

(xii) All other Liabilities, commitments or obligations of Seller incurred or arising out of any act, omission, or circumstance occurring or existing prior to the Closing, including, without limitation, severance pay or other obligations associated with the termination of the employees, consultants or other personnel service providers of the Business in connection with the transactions contemplated by this Agreement and expenses arising from vendors and employees incurred prior to Closing for which invoices, expense reports or other billing communications are received after Closing.

1.4 Assignment of Contracts and Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement (other than Section 2.3), this Agreement and the other Transaction Documents shall not constitute an agreement to assign or transfer any Contract or Permit constituting a Purchased Asset, or any other Purchased Asset, if an attempted assignment thereof, without consent of any third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer thereunder.

(b) Prior to Closing, Seller will use its commercially reasonable efforts to obtain the consent of all necessary third parties to any Contract or Permit constituting a Purchased Asset, or any other Purchased Asset that is not assignable or transferable to Buyer either by virtue of the provisions thereof or under applicable Legal Requirement without the consent of one or more third parties, for the assignment thereof to Buyer or its designated Affiliate; provided however, that Seller shall not be required to make any payment or concession in order to obtain any such authorizations, approvals, consents or waivers.

(c) If any Contract or Permit constituting a Purchased Asset, or any other Purchased Asset is not assignable or transferable to Buyer either by virtue of the provisions thereof or under applicable Legal Requirement without the consent of one or more third parties (each a “Non-Assignable Right”), Seller shall use its commercially reasonable efforts to obtain such consents after the execution of this Agreement until such consent is obtained; provided however, that Seller shall not be required to make any payment or concession in order to obtain any such authorizations, approvals, consents or waivers.

(d) If any such consent cannot be obtained prior to the Closing, then notwithstanding anything to the contrary in this Agreement or the Transaction Documents, (i) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of the Non-Assignable Right and (A) Seller shall use its commercially reasonable efforts to obtain such consent as soon as practicable after Closing and (B) Buyer shall cooperate, to the extent commercially reasonable with Seller in Seller’s efforts to obtain such consent; and (ii) at Buyer’s election, (A) the Non-Assignable Right shall be an Excluded Asset and Buyer shall have no obligation pursuant to Section 1.1(a) or Section 1.3(a) or otherwise with respect to any such Non-Assignable Right or any Liability with respect thereto or (B) Seller shall use its commercially reasonable efforts to cooperate in an arrangement under which Buyer would obtain the benefits and assume the obligations of such Non-Assignable Right, including by (1) entering into appropriate and reasonable alternative arrangements on terms mutually agreeable to Buyer and Seller and (2) enforcing, at the cost and for the account of Buyer, any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such party or otherwise. Notwithstanding the foregoing, no Party hereto shall be required to make any payment or concession in order to obtain any authorizations, approvals, consents or waivers.

1.5 Signing and Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Covington & Burling LLP, 265 Strand, London WC2R 1BH (or such other place as the parties may agree) no later than the third (3rd) business day following the satisfaction or waiver of each of the conditions set forth in Section 4 hereof (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time and place as may be mutually agreed to by the parties. Such date referred to in this Agreement as the “Closing Date.”

1.6 Purchase Price.

(a) Subject to the adjustments pursuant to Section 1.8(h), in consideration of the transactions contemplated hereunder, Buyer shall pay to Seller an aggregate amount of Eight Million Dollars ($8,000,000), decreased by the Estimated Shortfall Amount, if any, or increased by the Estimated Excess Amount, if any (such calculated amount, the “Purchase Price”). At the Closing, Buyer shall pay the Purchase Price in cash by wire transfer of immediately available funds to the account(s) designated in writing to Buyer by Seller not less than two (2) business days prior to the Closing.

1.7 Allocation of Purchase Price.

(a) The Purchase Price shall be allocated between an amount paid by Horizon UK and an amount paid by Horizon US. Each of Horizon UK and Horizon US will pay its allocated portion of the Purchase Price as consideration for the Purchased Assets allocated to it pursuant to the Purchased Asset Schedule. This allocation will be consistent with the Allocation Statement.

(b) Buyer shall prepare an allocation statement (an “Allocation Statement”) allocating the Purchase Price, the Assumed Liabilities assumed from Seller, (to the extent properly taken into account under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”)), and all other relevant items with respect to Seller, as determined for federal income tax purposes, among the Purchased Assets sold (or deemed sold for federal income tax purposes) by Seller in accordance with Section 1060 of the Code, the Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate). Buyer shall deliver the Allocation Statement to Seller as soon as reasonably practicable after the Closing Date. Seller may review and comment upon such allocation within fifteen (15) days of its receipt, and Buyer and Seller shall mutually cooperate in good faith to agree on a mutually acceptable Allocation Statement within fifteen (15) days of receipt of Seller’s comments, provided that Buyer and Seller and their respective Affiliates shall report, act and file Tax Returns (as defined below) (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Allocation Statements as prepared and revised in accordance with this Section 1.7(b) by Buyer. Seller shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Buyer may reasonably request to prepare such allocation.

(c) The Allocation Statement will be conclusive and binding upon the Parties for tax purposes, and no Party will make any statement or declaration to any taxing authority that is inconsistent with the Allocation Statement, except as provided below. No Party will take or permit any of its affiliates or representatives to take any position on any tax return, with any taxing authority or in any judicial tax proceeding that is inconsistent with the Allocation Statement except as required by a final determination within the meaning of Section 1313 (a) of the Code or any equivalent provision of any applicable state or local law. Each Party will timely notify the other Parties, and will timely provide the other Parties with assistance, in the event of an examination, audit or other proceeding regarding the Allocation Statement. Notwithstanding anything to the contrary herein, the Parties acknowledge that Seller and Buyer may be required to use one or more different methodologies of allocating the Purchase Price for accounting or financial reporting purposes.

1.8 Net Working Capital Adjustment.

(a) At least three (3) business days, but not more than five (5) business days, prior to the Closing Date, Seller shall in good faith prepare (from the books and records kept by Seller) and deliver to Buyer, for Buyer’s review, a schedule which shall set forth an estimate of Seller’s Net Working Capital as of the close of business on the day immediately preceding the Closing Date (the “Estimated Net Working Capital Amount”). The amount by which the Estimated Net Working Capital Amount exceeds the Target Net Working Capital shall be the “Estimated Excess Amount,” or, alternatively, the amount by which the Target Net Working Capital exceeds the Estimated Net Working Capital Amount shall be the “Estimated Shortfall Amount.”

(b) As soon as practicable, but in any event not later than thirty (30) days after the Closing Date (the “Review Period”), Seller shall in good faith determine the actual amount of Seller’s Net Working Capital as of the close of business on the day immediately preceding the Closing Date (the “Final Net Working Capital Amount”), and provide a statement of such amount to Buyer (the “Preliminary Closing Statement”). During the Review Period, upon receipt of reasonable advance written notice from Seller, Buyer shall permit Seller and its representatives to have reasonable access during normal business hours to the books, records, and other documents (including work papers, schedules, financial statements, memoranda, etc.) of the Business and shall cooperate with Seller in seeking to obtain work papers pertaining to or used in connection with the preparation of the Preliminary Closing Statement and provide Seller and its representatives with copies thereof (as reasonably requested by Seller) and (ii) provide Seller and its representatives full access to Buyer’s employees and accountants as reasonably requested by Seller to respond to written or oral inquiries of Seller or its representatives with respect to the Business.

(c) Within fifteen (15) days after the date of Seller’s delivery of the Preliminary Closing Statement to Buyer, Buyer may deliver a written statement (the “Buyer’s Statement”) to Seller (i) setting forth Buyer’s proposed changes to the Preliminary Closing Statement, if any, and (ii) specifying in reasonable detail Buyer’s basis for any disagreement with Buyer’s preparation and determination of the Preliminary Closing Statement, including Seller’s calculation of the Final Net Working Capital Amount. The failure by Buyer to so express disagreement and deliver such Buyer’s Statement within such fifteen (15)-day period will constitute acceptance by Buyer of the

Preliminary Closing Statement and the Final Net Working Capital Amount set forth thereon as conclusive and binding statements for purposes of the adjustments contemplated by this Section 1.8.

(d) If Buyer timely delivers a Buyer’s Statement, Buyer and Seller will attempt, in good faith, to resolve any disagreement between them with respect to the Final Net Working Capital Amount. If Buyer and Seller are unable to resolve such dispute within fifteen (15) days after the delivery of the Buyer’s Statement, the items in dispute will be referred (with either Buyer, on the one hand, and Seller, on the other hand, having the right to make such referral) for determination (the “Referral”) to the Independent Accounting Firm as promptly as practicable. Buyer, on the one hand, and Seller, on the other hand, will each submit (within ten (10) days of the Referral) a written statement to the Independent Accounting Firm describing, in reasonable detail, their respective positions concerning the preparation of the Preliminary Closing Statement and the Final Net Working Capital Amount set forth thereon.

(e) Buyer and Seller will use their commercially reasonable efforts to cause the Independent Accounting Firm to render its decision no later than thirty (30) days after the date of the Referral. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by Buyer or Seller or less than the smallest value for such item claimed by Buyer or Seller. The Independent Accounting Firm will be instructed to make a determination as to each of the items in dispute (but only those items in dispute), which determination will be (i) in writing, (ii) furnished to Buyer and Seller as promptly as practicable after the items in dispute have been referred to the Independent Accounting Firm, (iii) made in accordance with this Agreement, and (iv) conclusive and binding upon each of the parties hereto and not subject to review by any court, and each party hereto agrees not to commence any Proceeding in any court or other forum challenging such determination; provided, however that each party shall have the right to commence a Proceeding in a court of competent jurisdiction to enforce any such determination. The fees and expenses of the Independent Accounting Firm will be paid by Buyer, on the one hand, and Seller, on the other hand, in proportion to the extent such party did not prevail on items in dispute on the Preliminary Closing Statement. The final version of the Preliminary Closing Statement which reflects the Final Net Working Capital Amount, as agreed to by Buyer and Seller or as calculated by the Independent Accounting Firm pursuant to this Section 1.8(e) as the case may be, shall be the “Final Closing Statement” and shall be conclusive for all purposes of this Agreement.

(f) In the event that the Final Net Working Capital Amount is less than the Estimated Net Working Capital Amount (the shortfall being the “Final Net Working Capital Shortfall Amount”), the Cash Consideration payable to Seller shall be reduced by an amount equal to the Final Net Working Capital Shortfall Amount, which amount shall be paid by Seller, within two (2) business days of the determination of the Final Net Working Capital Amount to Buyer in cash in immediately available funds.

(g) In the event that the Final Net Working Capital Amount is greater than the Estimated Net Working Capital Amount (the excess being the “Final Net Working Capital Excess Amount”), the Cash Consideration payable to Seller shall be increased by an amount equal to the Final Net Working Capital Excess Amount, which amount shall be paid by Buyer to Seller in cash in immediately available funds within two (2) business days of the determination of the Final Net Working Capital Amount.

(h) The adjustments contemplated above in Sections 1.8(f) and 1.8(g), if any, shall be netted and off-set against one another such that there shall occur one single payment from Buyer to Seller or from Seller to Buyer, as applicable.

1.9 Transfer Expenses, Costs, Fees. Subject to Section 1.4 and Section 5.3(a), Seller and Buyer shall each bear their own (i) costs incurred, whether at or subsequent to the Closing, in connection with the transfer of the Purchased Assets in connection with this Agreement, (ii) recording charges and fees applicable to the recordation of deeds and mortgages and other instruments of transfer and (iii) costs of obtaining or transferring permits, registrations, applications and other tangible and intangible properties.

1.10 Further Assurances. Each party from time to time after the Closing at the request of any other party and without further consideration shall do, execute, acknowledge, deliver and file or cause to be done, executed, acknowledged, delivered or filed, all such further acts, deeds, transfers, conveyances, assignments, certifications of transfer, assurances and take such other action as such other party may reasonably require to more effectively carry out the terms and conditions of, and the transactions contemplated by, this Agreement and to vest more effectively in Buyer, or to put Buyer more fully in possession of, any of the Purchased Assets and to carry out, evidence, and confirm the intended purposes of this Agreement.

Section 2 - Representations and Warranties of Seller

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules delivered to Buyer as of the date hereof (the “Disclosure Schedules”), Seller represents and warrants that the statements contained in this Section 2 are true and correct as of the date hereof.

2.1 Making of Representations and Warranties. As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Buyer the representations and warranties contained in this Section 2.

2.2 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted. Since the date of its formation, Seller has conducted the Business in accordance, in all material respects, with Seller’s Certificate of Incorporation or By-laws, as currently in effect as of the date hereof.

2.3 Authorization and Non-Contravention. This Agreement and all agreements, documents and instruments, including and without limitation, the Transaction Documents, executed and delivered by Seller pursuant hereto, are valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors and subject to general principles of equity. The execution, delivery and performance of this Agreement and all agreements, documents and instruments executed and delivered by Seller pursuant hereto, have been duly authorized by all necessary corporate or other actions of Seller. Except as set forth in Schedule 2.3, the execution and delivery of this Agreement and all agreements, documents and instruments to be executed and delivered by Seller pursuant hereto and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments, do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of Seller’s Certificate of Incorporation or By-laws, or cause the creation of any Claim upon any of the assets of the Business; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Legal Requirement applicable to the Business; (iii) require from Buyer or Seller any pre-closing or post-closing notice of, declaration or filing with, or consent or approval of any Governmental Authority or other third party; or (iv) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any Approval or Contract of the Business or by which the Purchased Assets are bound or any permit, license or other authorization issued to the Business by any Governmental Authority (such permits, licenses and authorizations are collectively referred to herein as the “Permits”).

2.4 Title to Properties; Liens; Condition of Properties.

(a) Seller has good, marketable and valid title to all of the Purchased Assets, including, without limitation, the Purchased Assets referred to or reflected on the Reference Balance Sheet, except to the extent Purchased Assets have been sold or otherwise disposed of in the ordinary course of business since the date of the Reference Balance Sheet. All of such Purchased Assets are free and clear of restrictions on or conditions to transfer or assignment, and free and clear of Claims, except to the extent described on Schedule 2.4(a) attached hereto. All of the tangible Purchased Assets are in good operating condition (ordinary wear and tear excepted).

(b) Seller owns no real property or interests in real property and has no leasehold interest in real property relating to the Business other than the Lease. Seller is not and, to the Knowledge of Seller, no other party to the Lease is, in default, in any material respects, under any provision of the Lease, Seller has not received any written notice of default and Seller is not in arrears, in any material respects, in the performance of any monetary obligation required of it under such Lease. The Lease is in full force and effect in accordance with the terms thereof and has not been modified, altered or amended. Seller has not received any written notice of termination of the Lease. Seller has delivered to Buyer true, complete and accurate copies of the Lease. With respect to the Lease, Seller has good and valid title to the leasehold estate relating thereto, free and clear of all liens or encumbrances.

2.5 Sufficiency of Assets. The Purchased Assets and the Excluded Assets constitute all of the assets used by Seller in operating the Business as currently operated by Seller on the date hereof. The Purchased Assets enable Buyer and its Affiliates to operate the Business after the Closing in substantially the same manner as operated by Seller prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted. None of the Excluded Assets are material to the Business.

2.6 Financial Statements. Seller has previously furnished to Buyer the following financial statements, copies of which are attached hereto on Schedule 2.6: (i) the audited financial statements for the fiscal years ended December 31, 2013 and December 31, 2012 and (ii) its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2014 (the “Reference Balance Sheet”) and for the three (3)-month period ended March 31, 2014 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by generally accepted accounting principles. The Financial Statements fairly present in all material respects the financial condition and operating results of Seller as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments.

2.7 Taxes.

(a) All income Tax Returns and all other Material Tax Returns required to have been filed by Seller have been timely filed (taking into account any extension of time to file granted or obtained) with the appropriate Tax authority.

(b) All Taxes due and payable by Seller, whether or not shown or required to be shown on any Tax Return, have been paid or will be timely paid, and no such Taxes are delinquent, the failure of payment of which would adversely affect the Business or would result in Buyer becoming liable or responsible therefor.

(c) There is no action, suit, Proceeding or audit or any notice of inquiry of any of the foregoing pending against or with respect to Seller or its Affiliates that would reasonably be expected to give rise to Tax Liability relating to the Business, the Purchased Assets or the Assumed Liabilities, and no such action, suit, Proceeding or audit has been threatened against Seller by any Governmental Authority.

(d) There are no liens or other security interests encumbering any of the assets of Seller that arose in connection with any failure (or alleged failure) to pay any Taxes (except where such security interests arise as a matter of law prior to the due date for paying the related Taxes).

(e) The Purchased Assets do not include any capital stock or equity securities in any corporations, partnerships, limited liability companies, trusts or other entities.

Subject to the provisions of Section 5.3, the representations and warranties in this Section 2.7 and Section 2.17 shall constitute the sole representations and warranties of Seller in respect of Taxes.

2.8 Undisclosed Liabilities. Seller has no Liabilities with respect to the Business, except (a) those which are adequately reflected or reserved against in the Reference Balance Sheet as of the Reference Balance Sheet Date or (b) those which have been incurred in the ordinary course of business consistent with past practice since the Reference Balance Sheet Date, which, in all such cases, individually or in the aggregate have not had, and would not be reasonably likely to have, a Material Adverse Effect.

2.9 Accounts Receivable; Accounts Payable.

(a) All of the Accounts Receivable arose in the ordinary course of business and are or will be at the Closing valid and enforceable claims, subject to no set-off or counterclaim and, except as disclosed in the Financial Statements. Seller has no accounts or loans receivable from any person, firm or corporation which is affiliated with Seller or from any director, officer or employee of Seller. Any reserve for uncollectible accounts reflected in the Financial Statements has been determined in accordance with GAAP. Seller has collected its Accounts Receivable in the ordinary course of business and in a manner which is consistent with past practices and has not accelerated any such collections.

(b) All Accounts Payable and notes payable of the Business arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent by more than thirty (30) days in its payment. Since the date of the Reference Balance Sheet, Seller has paid the Accounts Payable in the ordinary course of business and in a manner consistent with its past practices.

2.10 Absence of Certain Developments. Since December 31, 2013, Seller has conducted the Business in the ordinary course consistent with past practice, and no event has occurred and no facts or conditions exist that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect. Except as set forth on Schedule 2.10, since December 31, 2013 there has not been:

(a) any waiver of any valuable right of the Business or cancellation of any material debt or claim held by the Business;

(b) any material increase in the compensation paid or payable to any officer, director, employee or agent of the Business, outside of the ordinary course of business consistent with past practices;

(c) any loss, destruction or damage to any property of the Business, whether or not insured, having an effect in excess of Fifteen Thousand Dollars ($15,000);

(d) any acquisition, grant, assignment, license, sublicense, disposition or transfer of any assets (or any Contract or arrangement therefore) of the Business, including the Intellectual Property Assets of the Business, outside of the ordinary course of business consistent with past practices;

(e) any material change in accounting methods or practices of Seller;

(f) any material reduction in any accrued expenses or other Liabilities except for payments related to the Liability for which the accrual was originally established;

(g) cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Purchased Assets;

(h) imposition of any Claim upon any of the Purchased Assets;

(i) any material loss, or any development that is expected to result in a material loss, of any material customer or account; and

(j) any commitment (contingent or otherwise) to do any of the foregoing.

2.11 Intellectual Property.

(a) Schedule 2.11(a) contains a complete and accurate list of all (i) Patents owned by Seller or used or held for use by Seller in the Business (“Seller Patents”), registered and unregistered Marks owned by Seller or used or held for use by Seller in the Business (“Seller Marks”) and registered and material unregistered Copyrights owned by Seller or used or held for use by Seller in the Business (“Seller Copyrights”), (ii) licenses, sublicenses or other agreements under which Seller is granted rights by others in Seller Intellectual Property Assets for use in the Business (“Licenses In”) (other than commercial off the shelf software that is made available for a total cost of less than Five Thousand Dollars ($5,000)), and (iii) licenses, sublicenses or other agreements under which Seller has granted rights to others in Seller Intellectual Property Assets (“Licenses Out”) (other than customer agreements entered into in the ordinary course of business consistent with past practice).

(b) Except as set forth on Schedule 2.11(b):

(i) with respect to the Seller Intellectual Property Assets (A) purported to be owned by Seller, Seller exclusively owns such Seller Intellectual Property Assets and, without payment to a third party, possesses adequate and enforceable rights to such Intellectual Property Assets as necessary for the operation of Seller and (B) licensed to Seller by a third party (other than commercial off the shelf software that is made available for a total cost of less than Five Thousand Dollars ($5,000)), Seller possesses exclusive, adequate and enforceable rights to such Seller Intellectual Property Assets as necessary for the operation of Seller; in the case of both (A) and (B) above, free and clear of all Claims;

(ii) all Seller Patents, Seller Marks and Seller Copyrights that have been issued by, or registered, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including, as applicable, the payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications);

(iii) none of the Seller Intellectual Property Assets owned by or exclusively licensed to Seller that has been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any maintenance fee or Tax or action falling due within ninety (90) days following the Closing Date;

(iv) no Seller Patent has been or is now involved in any interference, reissue, reexamination or opposition Proceeding, and to the Knowledge of Seller, there is no patent or patent application of any third party that potentially interferes with a Seller Patent, and all products made, used or sold under Seller Patents have been marked with the proper patent notice;

(v) there are no pending or threatened claims against Seller or any of its employees alleging that any activity by Seller infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property Assets of any person or entity or that any of the Seller Intellectual Property Assets is invalid or unenforceable;

(vi) to the Knowledge of Seller, no activity by Seller infringes or violates (or in the past infringed or violated) any Third Party IP Asset or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Asset;

(vii) (A) to the Knowledge of Seller, all former and current employees, consultants and contractors of Seller have executed written instruments with Seller that assign to Seller all rights, title and interest in and to any and all inventions, improvements, discoveries, writings and other works of authorship, and information relating to the business of Seller or any of the products or services being researched, developed, manufactured or sold by Seller or that may be used with any such products or services and Intellectual Property Assets relating thereto; and (B) in each case where a Seller Patent is held by Seller by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office;

(viii) to the Knowledge of Seller, there is no, nor has there been any, infringement or violation by any person or entity of any of the Seller Intellectual Property Assets or Seller’s rights therein or thereto, nor has there been any misappropriation by any person or entity of any of the Seller Intellectual Property Assets;

(ix) the know-how, trade secrets and confidential information included within the Purchased Assets (the “Existing Know-How”) comprises all the know-how, trade secrets and confidential information that is necessary to enable the Buyer to continue to conduct the Business as conducted at Closing;

(x) the Existing Know-How has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality. No breach of such confidentiality obligations has been committed by any third party;

(xi) to the Knowledge of Seller, no person is misappropriating or threatening to misappropriate the Existing Know-How; and

(xii) Seller has not (A) collected any personally identifiable information from any third parties for use in the Business, and (B) in connection with any collection of Personal Information, complied with all applicable Legal Requirements in all relevant jurisdictions and the publicly available privacy policy of the Business (if any) relating to the collection, storage and onward transfer of all Personal Information collected by Seller or by third parties having authorized access to the databases or other records of the Business. To the Knowledge of Seller, neither the execution, delivery and performance of this Agreement nor the taking over by the Buyer of all of Seller’s databases and other information relating to Seller’s customers will cause, constitute, or result in a breach or violation of any privacy laws or any contractual obligation of Seller. There is no complaint or any audit, proceeding, investigation (formal or informal), or claim currently pending against Seller with respect to the collection, use, retention, disclosure, transfer, storage, or disposal of Personal Information. With respect to all Personal Information gathered or accessed in the course of the Business, Seller has taken reasonable steps consistent with industry practice to protect the information against loss and against unauthorized access, use, modification, disclosure or other misuse. There has been no data security breach of any computer systems or networks utilized in the operation of the Business, or unauthorised use, breach or disclosure of any information (including Personal Information) owned, used, stored or controlled by or on behalf of Seller.

2.12 Software and Computer Systems. Except as set forth on Schedule 2.12:

(a) To the Knowledge of Seller, none of the software (including the Chalice software, web sites, HTML code, and firmware and other software embedded in hardware devices, including the Robotic Screening Platform) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by the Business (excluding any third party software that is generally available on standard commercial terms and is licensed to the Business solely for internal use on a non-exclusive basis) (collectively, “Business Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent;

(b) Seller has not granted any licenses to or under the Business Software which allow any Third Parties to sub-license the Business Software or modify, adapt or create derivative works of the Business Software or to acquire any right, title or interest other than a license right to the Business Software or any modifications, adaptions or derivative works of the Business Software;

(c) To the Knowledge of Seller, none of the Business Software: (i) contains any bug, defect, or error that adversely affects the use, functionality, or performance of such Business Software or any product or system containing or used in conjunction with such Business Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Business Software or any product or system containing or used in conjunction with such Business Software;

(d) The source code for all Business Software contains clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and best practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Business Software. No source code for any Business Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of Seller. Seller has no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Business Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any Business Software to any other Person;

(e) Seller has not disclosed or made available, nor does it have any duty or obligation (whether present, contingent or otherwise) to disclose or make available, any source code comprised in any Business Software (“Product Source Code”) to any third party (including pursuant to any source code escrow arrangement) and no Product Source Code has otherwise become known by any third party. Seller has taken commercially reasonable (in the context of the importance of the Business Software to the business of Seller) physical and electronic security measures to prevent unauthorised or accidental disclosure of Product Source Code;

(f) No Business Software contains, is derived from, is distributed with or is being or was developed using Open Source Code;

(g) The Computer Systems are within the control of Seller, in accordance with standard industry practice and reasonably adequate (including in terms of functionality, adequacy, security and performance) for the purposes of Seller’s businesses as currently carried on;

(h) The Computer Systems have been reasonably maintained and supported during the three years prior to Closing, and there has been no material impairment, interruption or loss of functionality during that period outside the ordinary course of business for businesses similar to Seller; size and line of business which has resulted in substantial loss of (1) revenue, (2) operational downtime or (3) information, code or data (including by way of security breach, virus or other contaminant, sub-standard service performance, hardware deficiency, software defect or otherwise) or which has otherwise had a material and adverse effect on the conduct of Seller’s business;

(i) To the Knowledge of Seller, there are no circumstances or defects with the Computer Systems which are likely to cause any material disruption or interruption to, or materially and adversely affect, the use or performance of the Computer Systems in the Business; and

(j) Seller has reasonable disaster recovery and business continuity arrangements in place concerning its Computer Systems for its business as it is currently carried on, and reasonable steps have been taken to securely and adequately back-up all of Seller’s electronically stored information.

2.13 Certain Contracts and Arrangements. Except as set forth in Schedule 2.13, with respect to the Business, Seller is not a party or subject to or bound by:

(a) any Contract involving a potential commitment or payment by Seller in excess of Fifty Thousand Dollars ($50,000) in any year;

(b) any Contract which is not cancelable by Seller without penalty on no more than thirty (30) days’ notice;

(c) any Contract containing covenants directly or explicitly limiting in any material respect the freedom of Seller to compete in any line of business or with any person or entity;

(d) any Contract or agreement relating to the licensing, distribution, development, purchase, sale or servicing of its products;

(e) any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for Indebtedness or any pledge or security arrangement of the Business;

(f) any employment contracts or other agreements (including, without limitation, agreements relating to severance, bonus matters or indemnification) with officers, directors or employees of the Business;

(g) any licenses, sublicenses or other agreements under which the Business is granted rights by others in Intellectual Property Assets (other than commercial off the shelf software which is made available for a total cost of less than Five Thousand Dollars ($5,000)), and any licenses, sublicenses or other agreements under which the Business has granted rights to others in Seller Intellectual Property Assets;

(h) any royalty, dividend or similar arrangement based on the revenues or profits of the Business or any Contract involving fixed price or fixed volume arrangements;

(i) any joint venture, distribution, commission, partnership, development or supply agreement of the Business;

(j) any acquisition, merger or similar agreement or letter of intent relating to any of the foregoing; or

(k) any Contract with any Governmental Authority.

All Contracts set forth on Schedule 2.13 are valid and are in full force and effect and constitute legal, valid and binding obligations of Seller and are enforceable against the other party or parties thereto, in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors and subject to general principles of equity. Seller has no Knowledge of any notice or threat to terminate any such Contracts, agreements, leases or instruments. Neither Seller nor, to the Knowledge of Seller, any other party thereto, is in material default in complying with any provisions of any such Contract, agreement, lease or instrument.

2.14 Litigation.

(a) There is no, and there has not been at any time in the last three (3) years, litigation or governmental Proceeding or investigation pending or, to the Knowledge of Seller, threatened, by or against the Business or affecting any of the Purchased Assets or Assumed Liabilities, nor, to the Knowledge of Seller, has there occurred any event on the basis of which any litigation, Proceeding or investigation might properly be instituted with, to the Knowledge of Seller, any substantial chance of recovery. None of Seller nor any officer or key employee of the Business in his or her capacity as such is, to the Knowledge of any Seller, a party to or in default with respect to any Order, writ, injunction, decree, ruling or decision of any court, commission, board or other Governmental Authority.

(b) To the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to give rise to any Proceeding or Order that would be required to be disclosed pursuant to clause (a) above.

2.15 Permits; Compliance with Legal Requirements. The Permits listed on Schedule 2.15 comprise all of the licenses, permits, and other authorizations required from any Governmental Authority for the lawful conduct of the Business and none of the Permits is subject to any unusual or special restriction or condition that would reasonably be expected to limit the full operation of the Business by Buyer. The Permits are in full force and effect, and the conduct of the Business is in accordance therewith, except where the failure to be so licensed has not had and would not be reasonably likely to have a Material Adverse Effect. The Business is now and has heretofore been in compliance with all Legal Requirements, except where the failure to be in compliance has not had and would not be reasonably likely to have a Material Adverse Effect.

2.16 Insurance Coverage. Schedule 2.16 hereto contains an accurate summary of the insurance policies currently maintained by the Business, including those covering the Purchased Assets. There are currently no claims pending against the Business which are covered under any insurance policies currently in effect and covering the property, business or employees of the Business, and all premiums due and payable with respect to the policies maintained by the Business have been paid to date. To Seller’s Knowledge, there is no threatened termination of any such policies or arrangements. There have been no material pending claims under any of the insurance policies of the Business with respect to which coverage has been questioned, denied or disputed by the applicable insurer.

2.17 Employee Plans; ERISA.

(a) Schedule 2.17 sets forth a list of each material Employee Plan maintained by Seller for the benefit of employees of the Business (a “Business Employee Plan”). Seller is in compliance in all material respects with the terms of all Business Employee Plans and each such Business Employee Plan is in compliance, in all material respects, with all of the requirements and provisions of applicable law, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. Neither Seller nor any ERISA Affiliate maintains or has any liability with respect to any plan which is subject to Title IV of ERISA or Section 412 of the Code, nor contributes to, is obligated to contribute to or has any liability with respect to any “multi-employer plan” as defined in Section 3(37) of ERISA. Each Business Employee Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Business Employee Plan for any period for which such Business Employee Plan would not otherwise be covered by an IRS determination and, to the Knowledge of Seller, no event or omission has occurred which would cause any Business Employee Plan to lose such qualification. None of the Business Employee Plans provides, and neither Seller nor any ERISA Affiliate has any obligation to provide, health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA).

(b) For purposes of this Section 2.17:

(i) “Employee Plan” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus plans, stock option, stock purchase, restricted stock, other equity compensation, incentive, bonus, commission, deferred compensation, profit-sharing, retiree medical or life insurance, supplemental retirement, severance, fringe benefit, or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, in each case maintained by Seller or with respect to which Seller is a party.

(ii) “ERISA Affiliate” means any entity that would be considered a single employer with Seller under Section 4001(b) or part of the same “controlled group” as Seller for purposes of ERISA Section 302(d)(8)(C).

(iii) An entity “maintains” an Employee Plan if such entity sponsors, contributes to, or provides benefits under or through such Employee Plan, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Employee Plan, or if such Employee Plan provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

2.18 Environmental Matters. Seller is, and at all times has been, in compliance with all applicable environmental, health and safety laws, rules, ordinances, bylaws and regulations, and with all permits, registrations and approvals required under such laws, rules, ordinances, bylaws and regulations (collectively, “Environmental Laws”) relating to the Business, except where the failure to be in compliance has not had and would not be reasonably likely to have a Material Adverse Effect. No hazardous waste, substance or material, and no oil, petroleum, petroleum product, asbestos, asbestos-containing material, toxic substance, pollutant or contaminant (collectively, “Hazardous Material”) has been released or is present at, in, on, or under any real property owned, leased or operated by Seller in an amount, manner, condition or concentration that requires any reporting, notification, investigation, remediation, abatement or other response action pursuant to any Environmental Laws. The operations of the Business have not resulted in any release of Hazardous Material at, in, on or under (i) any real property now or formerly owned, leased or operated by Seller or (ii) any property to which Seller has transported or disposed of, or allowed or arranged for any third party to transport or dispose of, wastes. Seller is not aware of any fact or circumstance which could involve the Business in any litigation, or impose upon Seller any Liability, arising under any Environmental Laws.

2.19 Employees and Consultants; Labor Matters. Schedule 2.19 contains a complete and accurate list of all of the employees, consultants, independent contractors and other personnel service providers of the Business describing for each such Person the position, whether classified as exempt or non-exempt for wage and hour purposes, date of hire, date of termination (if applicable), business location, annual base salary, whether paid on a salary, hourly or commission basis and the actual rates of compensation, bonus potential, immigration status, status (i.e., active or inactive and if inactive, the type of leave and estimated duration), in each case, including the Continuing Employees and other employees who are not Continuing Employees. To Seller’s Knowledge, no consultant or part-time employee of the Business works thirty (30) hours per week or more (inclusive of on-site and travel time). Seller is not a party to any collective bargaining or other similar agreements with respect to the employees of the Business, and no Seller employee is a member of a union or other collective bargaining organization with respect to his or her employment with Seller. Seller is not delinquent in payments to any of the employees of the Business for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Business as of the date hereof or any amounts required to be reimbursed to such employees. To Seller’s Knowledge, none of the employees or consultants of the Business presently intends to terminate his or her employment or engagement, as applicable. Upon termination of the employment of any employees of the Business, except as otherwise set forth on Schedule 2.19, Seller will not be obligated to provide advance notice of termination of employment or be liable to any such employees for so-called “severance pay” or retiree health benefits. There are no, and in the past three years there have not been, material charges, complaints or grievances, whether internal or external, of employment discrimination, wrongful termination, sexual harassment, breaches of express or implied employment arrangements, or unfair labor practices, nor have there been any strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations, existing, pending or, to Seller’s Knowledge, threatened against or involving the Business. There are no material grievances, complaints or charges that have been filed against the Business under any dispute resolution procedure (including, but not limited to, any Proceedings under any dispute resolution procedure under any collective bargaining agreement) and no claim therefore has been asserted. Seller is, and at all times has been, in material compliance, with all currently applicable Legal Requirements of the Business respecting labor, employment, discrimination in employment, fair employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours (including the proper classification of workers as exempt and nonexempt), withholding, and occupational safety and health and employment practices, including the requirements of the Immigration Reform Control Act of 1986, and is not engaged in any material unfair labor practice in violation of the National Labor Relations Act of 1935. Seller has not within the past year implemented any plant closing or mass layoff of employees as those terms are defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any local or state Legal Requirement, and no layoffs that could implicate such laws or regulation are currently contemplated except as contemplated by this Agreement.

2.20 Major Suppliers and Customers. Schedule 2.20 sets forth a list of (a) each supplier of goods or services to the Business to whom Seller paid or billed in the aggregate more than Fifty Thousand Dollars ($50,000) during the twelve (12)-month period ended December 31, 2013 (the “Major Suppliers”) and (b) each customer of the Business to whom Seller paid or billed in the aggregate more than One Hundred Thousand Dollars ($100,000) during the twelve (12)-month period ended December 31, 2013 (the “Major Customers”), in each case together with the amount paid or billed during such period. No Major Supplier or Major Customer has (i) canceled, terminated, decreased or otherwise adversely modified its relationship with the Business or (ii) limited its usage, purchase or distribution of the services or products of the Business.

2.21 No Brokers or Finders. No person has or will have, as a result of the transactions contemplated by this Agreement or the Transaction Documents, any right, interest or claim against or upon Seller or Buyer for any commission, fee or other compensation as a finder or broker because of any act or omission by Seller.

Section 3 - Representations and Warranties of Buyer

3.1 Making of Representations and Warranties. As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby makes to Seller the representations and warranties contained in this Section 3.

3.2 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware with full corporate power to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.

3.3 Authorization and Non-Contravention. This Agreement and all agreements, documents and instruments, including and without limitation, the Transaction Documents, executed and delivered by Buyer pursuant hereto are valid and binding obligations of Buyer enforceable in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors and subject to general principles of equity. Buyer has full right, authority, power and capacity to enter into this Agreement and all agreements, documents and instruments executed and delivered by Buyer pursuant hereto and to carry out the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and all agreements, documents and instruments executed and delivered by Buyer pursuant hereto and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of the Buyer’s Certificate of Incorporation or By-laws, or cause the creation of any Claim upon any of the assets of Buyer; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Legal Requirement applicable to Buyer; (iii) require from Buyer or Seller any pre-closing or post-closing notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party; or (iv) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any Approval or material contract or agreement with any third party to which Buyer is a party or by which Buyer or its assets are bound or any permit, license, authorization or other obligation issued to Buyer by any Governmental Authority.

3.4 No Brokers or Finders. No person has or will have, as a result of the transactions contemplated by this Agreement or the Transaction Documents, any right, interest or claim against or upon Seller or Buyer for any commission, fee or other compensation as a finder or broker because of any act or omission by Buyer.

3.5 Required Financing. Buyer currently has available to it, and will have at the Closing, sufficient unrestricted funds to pay the Purchase Price in full, subject to the terms and conditions of this Agreement.

Section 4 - Closing Conditions

4.1 Conditions to the Obligations of Buyer. The obligations of Buyer under this Agreement are subject to the fulfillment of the following conditions by Seller, in each case to Buyer’s reasonable satisfaction (or waiver) on or before the Closing:

(a) Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Material Adverse Effect or similar qualifications contained therein), on and as of the Closing Date, with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such date), except to the extent the failure to be so true and correct would not have a Material Adverse Effect.

(b) Performance. Seller shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement and each of the other Transaction Documents that are required to be performed or complied with by Seller on or before the Closing.

(c) Acquired Contract Approvals. The approvals, consents and/or waivers reasonably necessary to transfer certain Acquired Contracts, which represent at least seventy five percent (75%) of revenue of the Business for the year ended December 31, 2013, shall have been received by Seller (and a copy thereof has been delivered to Buyer).

(d) Novartis and Amgen Approvals. The approvals, consents and/or waivers reasonably necessary to transfer the agreements listed on Schedule 4.1(d) shall have been received by Seller (and a copy thereof has been delivered to Buyer).

(e) Cell Line Collection. Seller shall have delivered the MTA transfer pathway to Buyer for a minimum of seventy five percent (75%) of the Cell Line Collection.

(f) Closing Deliverables. At the Closing, Seller shall have delivered, or shall have caused to be delivered, to Buyer, all in form and substance reasonably satisfactory to Buyer, the following:

(i) The Bill of Sale, executed by Seller;

(ii) A sublease agreement for the Lease, in substantially the form attached hereto as Exhibit B (the “Sublease”), executed by Seller;

(iii) A Trademark Assignment, in substantially the form attached hereto as Exhibit D (the “Trademark Assignment”), executed by Seller;

(iv) With respect to Seller, a non-foreign status affidavit, sworn under penalties of perjury and in form and substance as required under Treasury Regulations Section 1.1445-2(b)(2), reasonably acceptable to Buyer and stating that Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(v) A certificate executed by the Chief Executive Officer of Seller certifying that:

(A) the conditions specified in Section 4.1(a) and Section 4.1(b) have been fulfilled; and

(B) all documents to be executed by Seller and delivered at Closing have been executed by a duly authorized officer of Seller.

(g) No Litigation. No action or Proceeding by or before any court, administrative body or Governmental Authority shall have been instituted or threatened which seeks to enjoin, restrain or prohibit, or might result in damages in respect of, this Agreement or the other Transaction Documents, or consummation of the transactions contemplated by this Agreement and the other Transaction Documents. No law or regulation shall be in effect and no Order shall have been entered in any action or Proceeding instituted by any party which enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions contemplated in this Agreement.

(h) No Violation or Injunction. The consummation of the transactions contemplated by this Agreement shall not be in violation of any law or regulation, and shall not be subject to any injunction, stay or restraining Order.

4.2 Conditions to the Obligations of Seller. Seller’s obligations under this Agreement are subject to the fulfillment of the following conditions by Buyer, in each case to Seller’s reasonable satisfaction (or waiver) on or before the Closing:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Material Adverse Effect or similar qualifications contained therein), on and as of the Closing Date, with the same effect as if made on and as of the Closing Date (other than such representations and warranties that are made as of a specified date, which representations and warranties shall be true and correct as of such date), except to the extent the failure to be so true and correct would not have a Material Adverse Effect.

(b) Performance. Buyer shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement and each of the other Transaction Documents to be performed or complied with by Buyer on or before the Closing.

(c) Closing Deliverables. At the Closing, Buyer shall deliver, or shall have caused to be delivered, to Seller the following:

(i) The Bill of Sale, executed by Buyer;

(ii) The Sublease, executed by Buyer;

(iii) The Trademark Assignment, executed by Buyer;

(iv) A certificate executed by the Chief Executive Officer of Buyer certifying that:

(A) the conditions specified in Section 4.2(a) and Section 4.2(b) have been fulfilled; and

(B) all documents to be executed by the Buyer and delivered at Closing have been executed by a duly authorized officer of Buyer.

(v) The Purchase Price, paid or payable to the parties described in Section 1.6.

Section 5 - Pre-Closing Covenants

The parties hereto covenant and agree as follows:

5.1 Conduct of Business of Seller.

(a) Except as expressly provided herein, set forth on Schedule 5.1 or previously consented to in writing by Buyer, until the earlier of (i) the termination of this Agreement in accordance with Section 7 or (ii) the consummation of the transactions contemplated herein, Seller shall (A) act and carry on the Business in the ordinary course of business consistent with past practice, (B) use its reasonable best efforts to maintain and preserve intact the organization, assets, properties, goodwill, customers and employees of the Business and others having relationships with the Business and (C) maintain in full force and effect all material Permits, Contracts, and all other material agreements relating to the Business.

(b) Promptly following the discovery thereof, Seller shall notify Buyer in writing with respect to the existence of any material adverse development with respect to the Business or have made or would reasonably be expected to make the satisfaction of the conditions to the transactions hereunder impossible or unlikely.

(c) Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall:

(i) pay and discharge Indebtedness, Taxes and other obligations when due, the failure of payment of which would adversely affect the Business or would result in becoming liable or responsible therefor;

(ii) continue to collect Accounts Receivable in a manner consistent with past practice, without discounting such Accounts Receivable;

(iii) use reasonable best efforts to keep in full force and effect all insurance policies, including the maintenance of coverage amounts not less than those in effect at the date hereof;

(iv) maintain the properties and assets included in the Purchased Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(v) defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;

(vi) perform all of its obligations under the Contracts; and

(vii) maintain the books and records associated with the Business in accordance with past practice.

5.2 Employee and Related Matters.

(a) Prior to the Closing, Buyer or an Affiliate of Buyer shall offer “at will” employment with Buyer or an Affiliate of Buyer to individuals who were active employees of the Business immediately prior to the Closing and listed on Schedule 5.2(a), subject to Buyer’s or the Affiliate’s normal hiring procedures and background checks. Such “at-will” employment arrangements (each, an “Offer Letter”) will be contingent on the Closing and shall supersede any prior employment agreements and other arrangements in effect with respect to such employee and Seller or an Affiliate of Seller or with Buyer or an Affiliate of Buyer prior to the Closing Date (other than any proprietary rights, confidentiality, noncompetition and assignment of inventions agreements). Each of the employees of the Business who executes and delivers his or her acceptance of an Offer Letter within the deadline set forth in the Offer Letter and becomes an employee of Buyer or an Affiliate of Buyer shall be referred to herein as a “Continuing Employee.” Immediately prior to the Closing, Seller shall: (i) terminate the employment of each Continuing Employee, and (ii) terminate agreements with all independent contractors and other persons providing personnel services to the Business. Seller shall be solely responsible for any severance or other termination pay or benefits that are associated with the ending of any employment, independent contractor or other relationship with any employee, independent contractors and other persons providing personnel services to the Business prior to, on, or in connection with the Closing. Buyer shall be solely responsible for any severance or other termination pay or benefits that are associated with the ending of any employment, independent contractor or other relationship with any employee, independent contractors and other persons providing personnel services to Buyer or an Affiliate of Buyer after the Closing in accordance with Buyer’s policies and the Offer Letters, as may be amended from time to time. Notwithstanding anything in this Agreement to the contrary, no Continuing Employee, and no other employee or contractor of Seller shall be deemed to be a third-party beneficiary of this Agreement.

(b) Buyer and Seller agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53, 2004-34 I.R.B. 320 (Aug. 18, 2004) for wage reporting with respect to any Continuing Employees.

5.3 Tax Matters.

(a) Buyer shall be liable for and shall hold Seller harmless against any transfer, documentary, recording, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes and fees, including any penalties and interest thereon, that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”).

(b) Subject to Section 5.3(a), all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period ending on and including the Closing Date (the “Pre-Closing Apportioned Period”) and the number of days of such taxable period beginning from the day after the Closing Date through the end of such taxable period (the “Post-Closing Apportioned Period”). Seller shall be liable for the proportionate amount of Apportioned Obligations that is attributable to the Pre-Closing Apportioned Period. Buyer shall be liable for the proportionate amount of the Apportioned Obligations that is attributable to the Post-Closing Apportioned Period. Within ninety (90) days after the Closing, Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.3(b) (which shall take into account, any Taxes previously overpaid by a party) together with such supporting evidence as is reasonably necessary to calculate such amount to be reimbursed. Such amount shall be paid by the Party owing it to the other Party within ten (10) Business Days after delivery of such statement. Thereafter, Buyer shall notify Seller upon receipt of any bill for real property Taxes, personal property Taxes or similar ad valorem obligations relating to the Purchased Assets, part or all of which are attributable to the Pre-Closing Apportioned Period, and shall promptly deliver such bill to Seller who shall pay the same to the appropriate Governmental Authority; provided that if such bill also relates to the Post-Closing Apportioned Period, Seller shall remit, prior to the due date of assessment, to Buyer payment only for the proportionate amount of such bill that is attributable to the Pre-Closing Apportioned Period. If either Seller or Buyer shall make a payment for which it is entitled to reimbursement under this Section 5.3(b) the party that is liable for such payment pursuant to this Section 5.3(b) shall make such reimbursement promptly but in no event later than ten (10) Business Days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any Tax refunds, credits or overpayments attributable to real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets shall be apportioned between Buyer and Seller in accordance with the apportionment provided in this Section 5.3(b). The parties shall cooperate in good faith, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns, and any audit, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other Proceeding.

5.4 Exclusivity.

(a) Until the earlier of (i) the termination of this Agreement in accordance with Section 7 or (ii) the consummation of the transactions contemplated herein, Seller will not, and will not permit any of its directors, stockholders, officers, counsel, advisors or representatives or any of its Affiliates or Subsidiaries to, directly or indirectly, (A) encourage, provide information, discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, strategic alliance, reorganization, business combination or purchase or disposition of any material portion of the Business, other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (B) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (C) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Business in connection with an Acquisition Transaction, or (D) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) Seller shall, and shall cause its representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any of the foregoing.

(c) Seller shall notify Buyer promptly (but in no event later than forty-eight (48) hours) after receipt by Seller or any of its representatives of any proposal or offer from any Person other than Buyer to effect an Acquisition Transaction.

(d) Seller agrees that the rights and remedies for non-compliance with this Section 5.4 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Buyer and that money damages would not provide an adequate remedy to the Buyer.

5.5 Efforts to Satisfy Conditions. Seller and Buyer shall, on or prior to the Closing Date, use their reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby.

Section 6 - Additional Covenants

The parties hereto covenant and agree as follows:

6.1 Payments With Respect to Purchased Assets. Seller shall promptly remit to Buyer, within five (5) business days of receipt, all monies received by Seller or its Affiliates (to the extent related to the Business) following the Closing Date in payment for any Purchased Assets acquired by Buyer pursuant to this Agreement. Payments remitted to Buyer pursuant to this Section 6.1 shall be in the form received by Seller or its Affiliates.

6.2 Confidentiality. From and after the Closing, Seller and its Affiliates agree not to disclose to any Person other than representatives of Buyer and Seller’s legal counsel, or use in any way, any information of a confidential or proprietary nature relating to any products, properties, methods, designs, know-how, inventions, improvements, trade secrets, suppliers, customers, or customers’ requirements relating to the Business, the Purchased Assets, the Assumed Liabilities or Buyer.

6.3 Press Releases and Public Announcements. Buyer and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Legal Requirements, court process or the rules and regulations of any national securities exchange or national securities quotation system.

6.4 Transition Services. For a period from the Closing Date until the consummation of the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated April 15, 2014, as amended, by and among Seller, BRunning, Inc., and Epirus Biopharmaceuticals, Inc. (the consummation of such transactions are referred to herein as the “Epirus Transaction”), Seller shall provide to Buyer the transition services specifically set forth on Exhibit C attached hereto.

Section 7 - Termination

7.1 Termination. This Agreement may be terminated at any time prior to the Closing upon the occurrence of any of the following events:

(a) by mutual written consent of Seller and Buyer;

(b) by Seller or Buyer, if any court or Governmental Authority shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement or making such transactions, in the sole discretion of Buyer, impracticable, and such Order, or other action shall have become final and non-appealable (or any such action has been threatened which would reasonably be expected to cause the occurrence of any of the foregoing);

(c) by Seller, if there has been any material breach of any representation, warranty, covenant, agreement or obligation hereunder by Buyer, which breach cannot be or has not been cured within ten (10) days after the giving of written notice to Buyer, or if Buyer breaches in any material respect any covenant of Buyer contained in this Agreement and such breach cannot be or has not been cured within ten (10) days of the giving of written notice to Buyer;

(d) by Buyer, if there has been any material breach of any representation, warranty, covenant, agreement or obligation hereunder by Seller, which breach cannot be or has not been cured within ten (10) days after the giving of written notice to Seller, or if Seller breaches in any material respect any covenant of Seller contained in this Agreement and such breach cannot be or has not been cured within ten (10) days of the giving of written notice to Seller; or

(e) by Seller or Buyer, in the event that the transactions shall not have been consummated by June 30, 2014, provided that the party electing to terminate pursuant to this Section 7.1(e) shall not have contributed to the failure to consummate the transactions on or before such date due to its breach of this Agreement.

7.2 Effect of Termination. In the event of a termination of this Agreement in accordance with this Section 7, this Agreement shall forthwith become void and there shall be no obligation or Liability on the part of any party to any other party or its stockholders, members, Affiliates, directors or officers under this Agreement, except that (a) the provisions of Section 9 shall continue in full force and effect and (b) nothing herein shall relieve any party from Liability for any intentional, knowing or willful breach of this Agreement prior to such termination.

Section 8 - Definitions

8.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Accounts Payable” means all accounts payable of the Business as of the Closing and incurred in the ordinary course of business consistent with past practice, as determined in accordance with GAAP.

(b) “Accounts Receivable” means all accounts receivable of the Business as of the Closing and incurred in the ordinary course of business consistent with past practice, as determined in accordance with GAAP.

(c) “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

(d) “Approval” means any license, permit, authorization, certification, accreditation, or similar approval, issued or required to be issued for the conduct of the Business.

(e) “Business” means the cHTS platform technology of Seller, which profiles the activity of individual agents and combinations in cell-based phenotypic assays at high throughput to discover synergistic multi-target drug candidates and provides a solution to quantitatively assess how drugs or other probes of biological targets interact with diverse genetic backgrounds using whole cell-based phenotypic screening assays.

(f) “Cash” means the consolidated cash, cash equivalents and marketable securities of Seller computed as of the close of business of Seller on the day prior to the Closing Date in accordance with GAAP.

(g) “Computer Systems” means all computer systems used by, or for the benefit of, the Business from time to time, including hardware, operating software, network communications systems, websites, domain names and cryptography, cryptographic keys and data stored on any of the foregoing.

(h) “Contract” means any contract, license, sublicense, mortgage, purchase order, indenture, loan agreement, lease, sublease, agreement or instrument or any binding commitment to enter into any of the foregoing (in each case, whether written or oral) to which Seller or any of its Subsidiaries are a party or by which Seller’s or any of its Subsidiaries’ assets are bound.

(i) “Current Assets” means, at any time, the total aggregate current assets of the Business (but excluding any current assets that constitute Excluded Assets), determined in accordance with GAAP.

(j) “Current Liabilities” means, at any time, the total aggregate current liabilities of the Business incurred in the ordinary course of business consistent with past practice (but excluding all current and deferred Tax Liabilities), determined in accordance with GAAP.

(k) “GAAP” means U.S. generally accepted accounting principles, consistently applied.

(l) “Governmental Authority” means any federal, state, local, municipal, foreign, tribal, or other governmental authority of any nature (including any governmental agency, branch, bureau, department, official, or entity, any quasi-governmental authority, and any court or other tribunal).

(m) “Indebtedness” means, without duplication, (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts (as defined below) to any Person, (iii) any obligations for the deferred purchase price of property, goods or services to any Person, (iv) any capital lease obligations properly categorized as such under GAAP to any Person, (v) any obligations in respect of letters of credit and bankers’ acceptances, or (vi) any guaranty of any such obligations described in clauses (i) through (vi) of any Person, in each case, together with all interest, fees and penalties relating to any of the foregoing.

(n) “Independent Accounting Firm” means Ernst & Young LLP.

(o) “Inventory” means all raw materials, work-in-progress, finished goods, supplies and other inventories of Seller, wherever situated.

(p) “Intellectual Property Assets” means: (A) patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Patents”); (B) rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging designs, slogans and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (C) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (D) rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results (collectively, “Trade Secrets”); (E) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing; and (F) all goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

(q) “Knowledge of Seller” means the knowledge of Mark H.N. Corrigan, M.D., Justin A. Renz and Jeb Ledell. For purposes hereof, a Person shall be deemed to have knowledge of a particular fact or matter if such Person reasonably could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

(r) “Legal Requirement” means applicable common law and any applicable law, statute, regulation, rule, ordinance, order, administrative order, treaty, standard, decree, or judgment duly enacted, adopted, or promulgated by any Governmental Authority and having the force and effect of law.

(s) “Liability” means any liability, debt, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

(t) “Material Adverse Effect” means a material adverse effect on the properties, business, assets or condition (financial or otherwise) of the applicable party.

(u) “Net Working Capital” means all Current Assets minus all Current Liabilities, determined in accordance with GAAP.

(v) “Open Source Code” means any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License.

(w) “Order” means any decree, injunction, judgment, order, decision or award, ruling, or writ of any court, arbitrator, mediator, tribunal or other Governmental Authority.

(x) “Person” means an individual, corporation, limited liability company, partnership, association, trust, any unincorporated organization or any other entity;

(y) “Personal Information” means (i) any information that alone or in combination with other information collected, held or otherwise managed can be used to identify a natural Person or (ii) any information that is defined as personal information or personally identifiable by applicable law.

(z) “Proceedings” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential Liability.

(aa) “Products” means products and/or services and related documentation currently or previously researched, designed, developed, manufactured, performed, licensed, sold, distributed and/or otherwise made commercially available by the Business.

(bb) “Seller Intellectual Property Assets” means all Intellectual Property Assets owned by Seller or any Subsidiary or used or held for use by Seller or any Subsidiary and all Products, in each case to the extent related to the Business. “Seller Intellectual Property Assets” includes the Products, Seller Patents, Seller Marks and Seller Copyrights.

(cc) “Subsidiary” of a Person means any corporation more than fifty percent (50%) of whose outstanding voting securities, or any partnership, limited liability company joint venture or other entity more than fifty percent (50%) of whose total equity interest, is directly or indirectly owned by such Person.

(dd) “Target Net Working Capital” means Zero Dollars ($0).

(ee) “Tax” or “Taxes” means all federal, state, local or foreign taxes, fees, levies or other assessments, including, without limitation, all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, alternative or add-on minimum, inventory, license, withholding, payroll, employment, social security, unemployment, excise, natural resources, environmental under Section 59A of the Code, severance, stamp, occupation, property and estimated taxes, customs, duties, employee or other withholdings, fees, or other tax of any kind whatsoever (whether disputed or not) imposed by a Tax authority, in all cases including any interest, penalties and additions to Tax or additional amounts in respect of the foregoing. Anyone of the foregoing Taxes shall be referred to sometimes as a Tax.

(ff) “Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any amendments, related or supporting schedules, statements or other information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(gg) “Transaction Documents” means this Agreement and any schedules or exhibits thereto, including, but not limited to, the Bill of Sale, the Sublease, the Trademark Assignment and any other agreements, instruments and documents required to be delivered at the Closing.

8.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
“Acquired Contracts”	1.1(a)(ii)
“Acquisition Transaction”	5.4(a)
“Agreement”	Preamble
“Allocation Statement”	1.7(b)
“Apportioned Obligations”	5.3(b)
“Apportioned Obligations”	5.3(b)

Term	Section
“Arbitrable Dispute”	9.10(b)
“Arbitrator”	9.10(b)
“Assumed Liabilities”	1.3(a)
“Bill of Sale”	1.3(a)
“Business Employee Plan”	2.17(a)
“Business Software”	2.12(a)
“Buyer”	Preamble
“Buyer’s Statement”	1.8(c)
“Cell Line Collection”	1.1(a)(v)
“Claims”	1.1(a)
“Closing Date”	1.5
“Closing”	1.5
“Code”	1.7(b)
“Continuing Employee”	5.2(a)
“Demand”	9.10(c)
“Disclosure Schedules”	Section 2
“Employee Plan”	2.17(b)(i)
“Environmental Laws”	2.18
“Epirus Transaction”	6.4
“ERISA”	2.17(a)
“ERISA Affiliate”	2.17(b)(ii)
“Estimated Excess Amount”	1.8(a)
“Estimated Net Working Capital Amount”	1.8(a)
“Estimated Shortfall Amount”	1.8(a)
“Excluded Assets”	1.2
“Excluded Contracts”	1.2(b)
“Excluded Liabilities”	1.3(b)
“Existing Know-How”	2.11(b)(ix)
“Filing Date”	9.10(f)
“Final Closing Statement”	1.8(e)
“Final Net Working Capital Amount”	1.8(b)
“Final Net Working Capital Excess Amount”	1.8(g)
“Final Net Working Capital Shortfall Amount”	1.8(f)
“Financial Statements”	2.6
“Hazardous Material”	2.18
“Horizon UK”	Preamble
“Horizon US”	Preamble
“Lease”	1.2(c)
“Licenses In”	2.11(a)
“Licenses Out”	2.11(a)
“maintain”	2.17(b)(iii)
“Major Customers”	2.20
“Major Suppliers”	2.20
“Non-Assignable Right”	1.4(c)
“Offer Letter”	5.2(a)
“Parties”	Preamble
“Permits”	2.3

Term	Section
“Personal Property”	1.1(a)(i)
“Post-Closing Apportioned Period”	5.3(b)
“Post-Closing Tax Period”	5.3(b)
“Pre-Closing Apportioned Period”	5.3(b)
“Pre-Closing Tax Period”	5.3(b)
“Preliminary Closing Statement”	1.8(b)
“Product Source Code”	2.12(e)
“Purchase Price”	1.6(a)
“Purchased Asset Schedule”	1.1
“Purchased Assets”	1.1(a)
“Reference Balance Sheet”	2.6
“Referral”	1.8(d)
“Response”	9.10(c)
“Review Period”	1.8(b)
“Robotic Screening Platform”	1.1(a)(iii)
“Seller”	Preamble
“Seller Copyrights”	2.11(a)
“Seller Marks”	2.11(a)
“Seller Patents”	2.11(a)
“Sublease”	4.1(f)(ii)
“Third Party IP Assets”	2.11(b)(v)
“Trademark Assignment”	4.1(f)(iii)
“Transfer Taxes”	5.3(a)

Section 9 - Miscellaneous

9.1 Fees and Expenses. Except as otherwise provided herein, no expenses of Seller relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including without limitation legal, accounting or other professional expenses of Seller, shall be charged to or paid by Buyer or be included in any of the Assumed Liabilities. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Closing is consummated.

9.2 Non-Survival. EXCEPT FOR THOSE COVENANTS AND AGREEMENTS THAT BY THEIR TERMS APPLY OR ARE TO BE PERFORMED IN WHOLE OR IN PART AFTER THE CLOSING, NONE OF THE REPRESENTATIONS, WARRANTIES, AGREEMENTS OR COVENANTS SET FORTH IN THIS AGREEMENT OR IN ANY CERTIFICATE OR DOCUMENT DELIVERED AT, OR PRIOR TO, THE CLOSING IN CONNECTION WITH THIS AGREEMENT SHALL SURVIVE THE CLOSING DATE AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND THEREAFTER NEITHER SELLER NOR BUYER SHALL BE UNDER ANY LIABILITY WHATSOEVER WITH RESPECT TO ANY SUCH REPRESENTATION, WARRANTY, AGREEMENT OR COVENANT. NEITHER SELLER NOR BUYER SHALL HAVE ANY POST-CLOSING REMEDY FOR BREACHES OF ANY REPRESENTATION, WARRANTY, AGREEMENT OR COVENANT SET FORTH IN THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED AT THE CLOSING, EXCEPT FOR (I) THOSE COVENANTS AND AGREEMENTS THAT BY THEIR TERMS APPLY OR ARE TO BE PERFORMED IN WHOLE OR IN PART AFTER THE CLOSING AND (II) THIS SECTION 9.

9.3 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered or sent by facsimile transmission, upon receipt, or if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three (3) days after deposit in United States post office facilities properly addressed with postage prepaid, or if sent by overnight courier or delivery service one business day after delivery to such courier or delivery service. All notices to a party will be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

TO BUYER:

Horizon Discovery Limited
7100 Cambridge Research Park
Waterbeach
Cambridge
CB25 9TL
Attn:	Richard Vellacott
Fax:	+44 (0) 1223 655 581
Email:	r.vellacott@horizondiscovery.com

With a copy (which shall not constitute notice) to:

Covington & Burling LLP 265 Strand London
WC2R 1BH
Attn:	Kristian Wiggert
Philip G. Young
Fax:	+44 (0)20 7025 0900
Email:	kwiggert@cov.com
pyoung@cov.com

TO SELLER:

Zalicus Inc. 245 First Street
Third Floor
Cambridge, Massachusetts 02142
Telephone: (617) 301-7000
Fax:	(617) 301-7010
Attn:	Mark H.N. Corrigan, M.D.
Justin Renz
Email:	mcorrigan@zalicus.com
jrenz@zalicus.com

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP
53 State Street
Boston, MA 02109
Attn:	Joseph L. Johnson III
Danielle Lauzon
Fax:	(617) 523-1231
Email:	jjohnson@goodwinprocter.com
dlauzon@goodwinprocter.com

Any notice given hereunder may be given on behalf of any party by his counsel or other authorized representatives.

9.4 Entire Agreement. This Agreement, including the Schedules, Appendices and Exhibits referred to herein and the other writings specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings. No promises, representations, understandings, warranties and agreements have been made by any of the parties hereto except as referred to herein or in such Schedules, Appendices and Exhibits or in such other writings; and all inducements to the making of this Agreement relied upon by either party hereto have been expressed herein or in such Schedules, Appendices or Exhibits or in such other writings.

9.5 Assignability; Binding Effect. This Agreement may not be assigned by any party without the prior written consent of the other parties; provided, however, that Buyer may collaterally assign its rights and remedies hereunder in connection with any Indebtedness of Buyer or its Affiliates. Subject to the foregoing, this Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

9.6 Captions and Gender. The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, as the context may require.

9.7 Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two (2) or more counterparts and by facsimile or other means of electronic transmission, each of which shall be deemed an original, but all of which shall constitute one (1) and the same document.

9.8 Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

9.9 Bulk Sales Law. Buyer hereby waives compliance with the provisions of any applicable bulk sales law and Seller agrees to hold Buyer harmless from all claims made by creditors with respect to non-compliance with any bulk sales law, if any.

9.10 Dispute Resolution; Choice of Law.

(a) The parties agree that in the event of any controversy or claim arising out of or relating to this Agreement, they shall negotiate in good faith to resolve the controversy or claim privately, amicably and confidentially. Each party may consult with counsel in connection with such negotiations.

(b) Unless provided for by another agreement between the parties, all disputes, claims, or controversies arising out of or relating to this Agreement or any agreement, document or instrument executed and delivered in connection herewith or the negotiation, breach, validity, termination or performance hereof and thereof or the transactions contemplated hereby and thereby, that are not resolved by mutual agreement (“Arbitrable Dispute”) shall be resolved solely and exclusively by binding arbitration to be conducted before J.A.M.S. in Boston, Massachusetts, before a single arbitrator (the “Arbitrator”). The parties further understand and agree that this agreement evidences a transaction involving commerce within the meaning of 9 U.S.C. Section 2, and that this agreement shall therefore be governed by the Federal Arbitration Act, 9 U.S.C. Section 1, et seq.

(c) To commence an arbitration pursuant to this agreement, a party shall serve a written arbitration demand (the “Demand”) on the other party by certified mail, return receipt requested, and at the same time submit a copy of the Demand to the Arbitrator, together with a check payable to the Arbitrator in the amount of that entity’s then-current arbitration filing fee. The claimant shall attach a copy of this agreement to the Demand, which shall also describe the dispute in sufficient detail to advise the respondent of the nature of the dispute, state the date on which the dispute first arose, list the names and addresses of every Person whom the claimant believes does or may have information relating to the dispute, and state with particularity the relief requested by the claimant, including a specific monetary amount, if the claimant seeks a monetary award of any kind. Within thirty days after receiving the Demand, the respondent shall mail to the claimant a written response to the Demand (the “Response”), and submit a copy of the Response to the Arbitrator. The Response shall describe the dispute in sufficient detail to fairly inform the claimant of the respondent’s position in the matter, list the names and addresses of every Person whom the respondent believes does or may have information relating to the dispute, and, if the respondent has asserted a counterclaim, state with particularity the relief requested by the respondent, including a specific monetary amount, if the respondent seeks a monetary award of any kind.

(d) Promptly after service of the Response, the parties shall confer in good faith to attempt to agree upon a suitable arbitrator. If the parties are unable to agree upon an arbitrator within ten (10) business days thereafter, the dispute resolution service shall select the arbitrator, based, if possible, on his or her expertise with respect to the subject matter of the Arbitrable Dispute.

(e) Notwithstanding the choice-of-law principles of any jurisdiction, the Arbitrator shall be bound by and shall resolve all Arbitrable Disputes in accordance with the substantive law of the State of Delaware and all Federal rules relating to the admissibility of evidence, including, without limitation, all relevant privileges and the attorney work product doctrine.

(f) The parties covenant and agree that the arbitration shall commence within one hundred and twenty (120) days of the date on which a written demand for arbitration is filed by any party hereto (the “Filing Date”). In connection with the arbitration Proceeding, the Arbitrator shall have the power to order the production of documents by each party and any third-party witnesses. In addition, each party may take up to three depositions as of right, and the Arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. However, the Arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission. In connection with any arbitration, each party shall provide to the other, no later than seven (7) business days before the date of the arbitration, the identity of all Persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witnesses or experts. The Arbitrator’s decision and award shall be made and delivered within one hundred and eighty (180) days of the Filing Date. The Arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of Liability. The Arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(g) The parties covenant and agree that they will participate in the arbitration in good faith and that they will (i) bear their own attorneys’ fees, costs and expenses in connection with the arbitration and (ii) share equally in the fees and expenses charged by the Arbitrator. Any party unsuccessfully refusing to comply with an Order of the Arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award. This Section 9.10 applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the purpose of avoiding immediate and irreparable harm or to enforce its rights under any non-competition covenants.

9.11 Consent to Jurisdiction. Except as provided in Section 9.10, each of the parties hereto irrevocably and unconditionally consents to the jurisdiction of J.A.M.S. to resolve all disputes, claims or controversies arising out of or relating to this Agreement or any agreement, document or instrument executed and delivered in connection herewith or the negotiation, breach, validity, termination or performance hereof and thereof or the transactions contemplated hereby and thereby, and further consents to the jurisdiction of any court of competent jurisdiction the purposes of enforcing the arbitration provisions of Section 9.10 of this Agreement. Each party further irrevocably waives any objection to proceeding before the Arbitrator based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before the Arbitrator has been brought in an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given. Each of the parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other parties hereto.

9.12 Remedies; Severability. Notwithstanding Sections 9.10 and 9.11 above, it is specifically understood and agreed that any breach of the provisions of this Agreement or any other agreement, document or instrument executed and delivered pursuant to this Agreement by any Person subject hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by law). Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

[Signature Pages to Follow]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date set forth above by their duly authorized representatives.

BUYER:

HORIZON DISCOVERY LIMITED

By:	/s/ Richard Vellacott
	Name:	Richard Vellacott
	Title:	Chief Financial Officer

HORIZON DISCOVERY INC.

By:	/s/ Richard Vellacott
	Name:	Richard Vellacott
	Title:	Chief Financial Officer

SELLER:

ZALICUS INC.

By:	/s/ Justin A. Renz
	Name:	Justin A. Renz
	Title:	Executive Vice President, Chief Financial
Officer and Treasurer

Signature Page to Asset Purchase Agreement

EXHIBIT A

FORM OF GENERAL ASSIGNMENT, ASSUMPTION AND BILL OF SALE

THIS GENERAL ASSIGNMENT, ASSUMPTION AND BILL OF SALE is entered into this      day of May, 2014 (the “Agreement”), by and among Horizon Discovery Limited, an English private limited company (“Horizon UK”), Horizon Discovery Inc., a Delaware corporation (“Horizon US”) (Horizon UK and Horizon US, together, “Buyer”) and Zalicus Inc., a Delaware corporation (“Seller”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

RECITALS

A. Pursuant to the Asset Purchase Agreement, dated the date hereof, by and among Buyer and Seller (the “Purchase Agreement”), Seller has agreed to sell to Buyer and Buyer has agreed to purchase from Seller all of the Purchased Assets.

B. Pursuant to the Purchase Agreement, Seller has agreed to assign certain rights and agreements contained within the Purchased Assets to Buyer, and Buyer has agreed to assume the Assumed Liabilities.

C. This Agreement is being entered into pursuant to Section 4.1(f)(i) of the Purchase Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1. Seller hereby irrevocably sells, transfers, conveys, assigns, sets over and delivers to Buyer, free and clear of all Claims, all of Seller’s right, title and interest in, to and under the Purchased Assets.

2. Buyer hereby accepts the sale, transfer, conveyance, assignment and delivery of the Purchased Assets.

3. Buyer hereby assumes and agrees to pay, perform and discharge when due in accordance with their terms the Assumed Liabilities.

4. At any time or from time to time after the date hereof each party shall, at the other party’s request and without further consideration, execute and deliver to the other party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as may be required (i) for Buyer to obtain the full benefit of the Purchase Agreement and of the rights and powers granted herein, (ii) to vest in and confirm to Buyer all of Seller’s right, title and interest in and to and the right to use and enjoy the assets and properties agreed to be and intended to be sold, transferred and assigned to Buyer hereby and (iii) for Buyer to assume all Assumed Liabilities and evidence or confirm assumption of the Assumed Liabilities by Buyer.

A-1

5. Subject to the provisions of the Purchase Agreement, Seller hereby constitutes and appoints Buyer the true and lawful attorney of Seller, with full power of substitution, in the name of Seller or Buyer, but on behalf of and for the benefit of Buyer: (i) to demand and receive from time to time any and all of the Purchased Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; (ii) to institute, prosecute, compromise and settle any and all actions, litigations or governmental or administrative proceedings that Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets; (iii) to defend or compromise any or all actions, litigations or governmental or administrative proceedings in respect of any of the Purchased Assets and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as Buyer shall deem desirable. Seller hereby acknowledges that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by it in any manner or for any reason.

6. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of laws principles thereof, except that if it is necessary in any other jurisdiction to have the law of such other jurisdiction govern this Agreement in order for it to be effective in any respect, then the laws of such other jurisdiction shall govern this Agreement to such extent.

7. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two (2) or more counterparts and by facsimile or other means of electronic transmission, each of which shall be deemed an original, but all of which shall constitute one (1) and the same document.

8. This Agreement may not be assigned by any party without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

9. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

[SIGNATURE PAGES TO FOLLOW]

A-2

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the date first set forth above.

BUYER:

HORIZON DISCOVERY LIMITED

By:
Name:	Richard Vellacott
Title:	Chief Financial Officer

HORIZON DISCOVERY INC.

By:
Name:	Richard Vellacott
Title:	Chief Financial Officer

Signature Page to General Assignment, Assumption and Bill of Sale

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the date first set forth above.

SELLER:

ZALICUS INC.

By:
Name:
Title:

Signature Page to General Assignment, Assumption and Bill of Sale